UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pioneer Energy Services LLC

(as successor in interest to Pioneer Energy Services Corp.)

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

723664207

(CUSIP Number)

Seth D. Wexler

Senior Vice President, General Counsel and Secretary

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N, Suite 800

Houston, TX 77064

with a copy to:

Tull R. Florey

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002

(346) 718-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 723664207

1	Name of Reporting Person Patterson-UTI Energy, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 per share (“Pioneer Common Stock”), of Pioneer Energy Services Corp., a Delaware corporation (“Pioneer” or the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on July 15, 2021 (the “Schedule 13D”). Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 1 constitutes an exit filing of Patterson-UTI Energy, Inc., a Delaware corporation (the “Reporting Person”), in respect of the Pioneer Common Stock previously reported as beneficially owned by the Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 1, 2021, the Issuer, the Reporting Person, Crescent Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Reporting Person (“Merger Sub Inc.”), and Crescent Ranch Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Reporting Person (“Merger Sub LLC”), consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of July 5, 2021 (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of September 13, 2021, the “Merger Agreement”), which provided for, among other things, (i) the merger of Merger Sub Inc. with and into the Issuer, with the Issuer continuing as the surviving entity (the “Surviving Corporation”) (the “First Company Merger”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”) (together with the First Company Merger, the “Mergers”).

On October 1, 2021, as a result of the consummation of the Mergers, the Issuer was merged with and into a wholly-owned subsidiary of the Reporting Person. In connection with the consummation of the Mergers, among other things, each share of Pioneer Common Stock issued and outstanding immediately prior to the effective time of the First Company Merger (the “Effective Time”) was at the Effective Time converted into and became exchangeable for 1.8692 shares of Patterson-UTI Common Stock.

Following the consummation of the Mergers, on October 4, 2021, the Issuer filed a certification on Form 15 under the Securities Exchange Act of 1934 (the “Exchange Act”) with the SEC (File No. 001-08182) requesting the deregistration of its Common Stock under Section 12(g) of the Exchange Act and the suspension of its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

As a result of the foregoing and as of the Effective Time, to the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of shares of Pioneer Common Stock, the Reporting Person is no longer deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own any shares of Pioneer Common Stock.

Item 5.	Interest in Securities of the Issuer.

a.- b.	The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment No. 1 are incorporated by reference herein.

To the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed, for the purpose of Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of shares of Pioneer Common Stock, the Reporting Person, as a result of the consummation of the Mergers and the termination of the proxies granted under the Voting Agreements, is no longer deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own such shares of Pioneer Common Stock.

e.

As of October 1, 2021 and as a result of the consummation of the Mergers and the termination of the proxies granted under the Voting Agreements, to the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed, for the purpose of Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of shares of Pioneer Common Stock, the Reporting Person no longer beneficially owns any shares of Pioneer Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATTERSON-UTI ENERGY, INC.

Dated: October 5, 2021	By:	/s/ C. Andrew Smith
Name: C. Andrew Smith
Title: Executive Vice President and Chief Financial Officer